Jeffrey L. Rutherford
Vice President and
Chief Financial Officer

August 7, 2013

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash, Branch Chief
Mindy Hooker, Staff Accountant

Re:	Ferro Corporation
Form	10-K for the year ended December 31, 2012
Filed	March 5, 2013
File	No. 1-584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Selling General and Administrative, page 22

1.	Given your change in accounting for pension expense under which you now recognize actuarial gains and losses on your defined benefit pension and other postretirement benefit plans in the year in which the gains or losses occur, it appears that you will have more significant fluctuations year over year in your statement of operations. In future filings, to the extent that changes are significant, please provide a more robust explanation for the changes in actuarial gains or losses.

United States Securities and Exchange Commission

August 7, 2013

Response:

In the fourth quarter of 2013, we will perform the annual remeasurement of our pension assets and liabilities. Consistent with our accounting policy, we will record the resulting actuarial gains and losses in current earnings. To the extent that those actuarial gains and losses are significant, we will include a more robust explanation within Management’s Discussion & Analysis to be consistent with the disclosure included within Note 10, “Retirement Benefits”, on page 77 of the Form 10-K which states:

“In 2012, the mark-to-market actuarial net loss for U.S. plans consisted of actuarial losses of $39.0 million primarily due to a decrease in the discount rate, partially offset by $18.9 million of gains from actual returns on plan assets exceeding expectations. The mark-to-market actuarial net loss for non-U.S. plans consisted of actuarial losses of $15.7 million primarily due to a decrease in the discount rate, partially offset by $6.2 million of gains from actual returns on plan assets exceeding expectations”.

We will focus the disclosure on the significant drivers of the respective actuarial gains and losses. If a remeasurement is concluded to be necessary at an interim period due to a significant change in a benefit plan, we will provide the same disclosure within the applicable quarterly report on Form 10-Q if such gains and losses are significant.

Capital Resources and Liquidity, page 32

2.	To the extent that cash held outside of the US is material to your liquidity, in future filings please: (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response:

Substantially all of our cash and cash equivalents at June 30, 2013, and at December 31, 2012, was held outside of the U.S. We do not maintain significant amounts of cash in the U.S., as it is used on a daily basis to pay down amounts outstanding under our revolving credit facility. The majority of non-U.S. cash is held in countries where financial controls limit our ability to repatriate this cash quickly, such as in Egypt, China and Venezuela. Our foreign cash is generally used to fund foreign operations and investments. If needed, we could repatriate the majority of foreign cash without the need to accrue and pay U.S. income taxes. We do not anticipate a liquidity need requiring such repatriation of these funds to the U.S.

We will enhance future filings to include language substantially similar to the following:

“Cash and Cash Equivalents

As of (Quarter End Month, 201X), we had $xx.x million of cash and cash equivalents, of which xx.x million was held in foreign countries. Cash generated in the U.S. is generally used to pay down amounts outstanding under our revolving credit facility. If needed, we could repatriate the majority of foreign cash without the need to accrue and pay U.S. income taxes. We do not anticipate a liquidity need requiring such repatriation of these funds to the U.S.”

United States Securities and Exchange Commission

August 7, 2013

Critical Accounting Policies, page 36

3.	Please enhance future filings by providing a discussion of the estimates used to determine the collectability of your accounts receivable.

Response:

We will enhance future filings to include the following within our Critical Accounting Policies, similar to the current disclosure in Note 2 ,“Significant Accounting Policies”, on page 53 of the Form 10-K:

“Accounts Receivable and the Allowance for Doubtful Accounts

Ferro sells its products to customers in diversified industries throughout the world. No customer or related group of customers represents greater than 10% of net sales or accounts receivable. We perform ongoing credit evaluations of our customers and require collateral principally for export sales, when industry practices allow and as market conditions dictate, subject to our ability to negotiate secured terms relative to competitive offers. We regularly analyze significant customer accounts and provide for uncollectible accounts based on historical experience, customer payment history, the length of time the receivables are past due, the financial health of the customer, economic conditions, and specific circumstances, as appropriate. Changes in these factors could result in additional allowances. Customer accounts we conclude to be uncollectible or require excessive collection costs are written-off against the allowance for doubtful accounts.”

4.	Given that asset impairment could be material to your results and you have had periods of declining market capitalization, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

•	The percentage by which fair value exceeds carrying value;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainties associated with the key assumptions, and;

•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

Response:

As disclosed in the Form 10-K, we performed an interim goodwill impairment test in the third quarter of 2012. The triggering events that gave rise to the need to perform an interim test also led us to test certain long-lived asset groups for impairment that were impacted by the triggering events. The analysis of long-lived assets under ASC 360 resulted in a full impairment of the respective long-lived assets, and is disclosed within Note 4, “Property, Plant and Equipment”.

United States Securities and Exchange Commission

August 7, 2013

In future filings, if a triggering event requires us to test long-lived assets for impairment, and if the fair value of our long-lived assets is not substantially in excess of the carrying value, we will enhance future filings to include language substantially similar to the following within our Critical Accounting Policies and notes to our consolidated financial statements:

“We identified [x] as a potential indicator of impairment related to our [x] long-lived asset group with a carrying value of [$x million]. We determined that the fair value exceeded the carrying value by [x%] based upon our current view of future undiscounted cash flows. While no impairment was indicated as a result of this assessment, a future potential impairment is possible for this asset group, or others, if actual results should differ materially from forecasted results. Some of the factors that could negatively affect our cash flows, and as a result not support the carrying values of our assets, are: [xx, yy and zz].

Consolidated Statement of Cash Flows, page 48

5.	Please tell us what debt instruments gave rise to the following line items included under financing activities on your statement of cash flows: Net borrowings (repayments) under loans payable, Proceeds from long-term debt, Principle payments on long-term debt. Please demonstrate to us how you have determined that netting borrowings/payment under loans payable is appropriate under ASC Topic 230. Additionally, in future periodic filings please revise the titles to clarify which debt instruments are causing the movements in cash flows.

Response:

The table below illustrates the debt instrument activity that was historically presented within the noted line items included under financing activities on our statement of cash flows. This table also illustrates the changes we made to such line item titles within our quarterly report on Form 10-Q for the quarter ended June 30, 2013.

Historical line item title	Debt instrument activity	Future line item title

Net borrowings (repayments) under loans payable	• Loans payable to banks • Domestic and international receivable sales programs	Net borrowings (repayments) under loans payable [1]

Proceeds from long-term debt	• Revolving credit facility • 7.875% Senior Notes in 2010	Proceeds from revolving credit facility

Principal payments on long-term debt	• Revolving credit facility	Payments on revolving credit facility

[1]

– Note that we footnoted this line item as follows “Includes cash flows related to our domestic accounts receivable program, international accounts receivable sales programs as well as loans payable to banks.”

Note that we did not have any cash flows associated with our 7.875% Senior Notes or our 6.50% Convertible Senior Notes in 2011, 2012 or in the first half of 2013. We extinguished a portion of the Convertible Senior Notes in 2010 and 2011 and included the cash flows associated with these extinguishments within the line item entitled “Extinguishment of debt”. We anticipate making the final payment on our Convertible Senior Notes in August 2013 and expect to present the cash outflow as “Extinguishment of Convertible Senior Notes”, which will change our existing line item title and have no impact on prior periods.

United States Securities and Exchange Commission

August 7, 2013

With respect to the presentation of certain debt instrument activities that have been presented net, the Company is aware of the guidance within ASC 230-10-45-7 through ASC 230-10-45-9 related to presentation of items gross versus net within the statement of cash flows. As highlighted above, the activities presented on a net basis relate to our loans payable to banks and our receivable sales programs.

•

Our loans payable to banks are primarily comprised of overdraft agreements related to our bank accounts. We present our cash flows with loans payable to banks, which are at multiple locations, net due to the fact that the overdraft positions are generally funded quickly, the amounts can be large, and the maturities are short.

•

We present our cash flows related to receivable sales programs net pursuant to the guidance in ASC 230-10-45-8 due to the fact that the turnover is quick, as we enter into new sales of receivables/interests generally daily and are required by the terms of our agreements to repay such secured borrowings as collections on the underlying receivables occur, the amounts can be large, and the maturities generally coincide with normal receivable payment terms, which are generally 30-60 days. We believe this presentation provides readers of our financial statements a clearer understanding of our financing activities since the borrowings and repayments occur very frequently. Based upon the above, we believe this presentation as a net activity is consistent with the guidance in ASC 230-10-45. As noted, we have revised our line item titles to be more descriptive to allow the readers to reconcile the cash flow activities to our Debt and Other Financing footnote information.

Notes to the Financial Statements

2. Significant Accounting Policies, page 49

6.	Please update future filings to include your accounting policy for your securitization programs. Please discuss when you derecognize the receivables from the balance sheet and how you categorize the movements on the cash flow statement.

Response:

We will enhance future filings to include language substantially similar to the following:

“Receivable Sales Programs

We have receivable sales programs in place for the U.S. and certain international locations where we sell our receivables to various purchasers. Due to the terms of such programs, these programs are recorded similar to secured borrowings on our balance sheet. The underlying receivables are derecognized when collection occurs, at which time repayment of borrowings is made to the purchasers. The related cash flows for the underlying receivables are categorized as operating activities. The related cash flows for the secured borrowings are categorized as financing activities and presented net as the turnover of such activities is quick, the amounts are large, and the maturities are short, generally three months or less.”

United States Securities and Exchange Commission

August 7, 2013

Principles of Consolidation, page 49

7.	We note that you record non-controlling interests in your financial statements. Please tell us and revise future filings to explain the ownership interests which give rise to these non-controlling interests.

Response:

We record non-controlling interests in our financial statements for the portion of our consolidated subsidiaries that are owned by others.

We will enhance future filings to include language substantially similar to the following:

“Non-Controlling Interests

We consolidate five legal entities for which we do not own 100%, either directly or indirectly through our subsidiaries. These entities have non-controlling interest ownership ranging from 5%-49%.”

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-5428.

Sincerely,

/s/ Jeffery L. Rutherford

Vice President and Chief Financial Officer